UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2023

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Information Contained in this Form 6-K Report

As previously disclosed, on July 27, 2023, ESGL Holdings Limited (the “Company”), Genesis Unicorn Capital Corp. (“GUCC”) and Environmental Solutions Group Holdings Limited (“ESGH”), entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT,” together with Vellar, the “Sellers”). Following the assignment and novation, the rights and obligations of each Seller under its Forward Purchase Agreement were and are separate and distinct from the those of the other Seller, with each Seller acting independently of the other, without reference to or knowledge of the other Seller’s actions or inactions.

Pursuant to the terms of the Forward Purchase Agreement, each Seller intended, but was not obligated, to purchase up to 2,200,000 shares (the “Maximum Number of Shares”) of GUCC Class A common stock, or 4,400,000 in total. The Sellers made their purchases after the expiration of the redemption deadline for holders to redeem shares in connection with the business combination between GUCC, the Company and ESGH, in brokered transactions in the open market, typically from holders that had elected to redeem their shares. In aggregate, Vellar purchased 931,915 shares, and ARRT purchased 500,000 shares of GUCC Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections.

The Forward Purchase Agreement grants each Seller the right to purchase from the Company additional shares (the “Additional Shares”) up to an amount equal to the difference between the number of Recycled Shares for such Seller and 2,200,000 shares (which is the maximum number of shares for each Seller). On August 4, 2023, ARRT delivered a Pricing Date Notice to the Company for 550,000 Additional Shares, which were issued by the Company effective as of that date. On August 14, 2023, Vellar delivered a Pricing Date Notice to the Company for 1,268,085 Additional Shares, which were issued by the Company effective as of that date.

The valuation date (the “Valuation Date”) for each Forward Purchase Agreement is the earliest to occur of (a) the date that is 24 months after the closing of the business combination (as defined in the Forward Purchase Agreement), (b) the date specified by the Seller in a written notice to be delivered to the counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, or (y) a Registration Failure and (c) the date specified by the Seller in a written notice to be delivered to counterparty at the Seller’s sole discretion (which Valuation Date shall not be earlier than the day such notice is effective).

In connection with the occurrence of the Valuation Date, each Seller must pay to the counterparty an amount in cash based on the value of the ordinary shares over a Valuation Period (the “Settlement Amount”). The Valuation Period begins on the business day after the Valuation Date and ends on the date on which the number of shares traded over the Valuation Period equals ten times the Number of Shares. The Seller must pay the Settlement Amount on the Cash Settlement Payment Date, which is the 30th business day immediately following the last day of the Valuation Period.

The determination of the Settlement Amount depends upon the trigger for the Valuation Date. In the event the Valuation Date is determined by Seller delivering to Counterparty written notice at its sole discretion, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date multiplied by (2) the closing price of the Shares on the immediately preceding trading day. In all other cases, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date that are registered for resale under an effective Registration Statement or may be transferred without any restrictions (including the current public information requirement or the volume and manner of sale limitations under Rule 144 under the Securities Act) multiplied by the average of the daily VWAP Price over the Valuation Period less (2) the Settlement Amount Adjustment. The Settlement Amount Adjustment is equal to the product of (1) (a) the Maximum Number of Shares less (b) any Terminated Shares as of the Valuation Date, multiplied by (2) $2.00. However, pursuant to the terms of the Forward Purchase Agreement, if the Settlement Amount is a negative number, neither the Seller nor the Counterparty is liable to the other party for any payment under this section.

On one occasion, during the period beginning 30 days after the Closing Date and ending on the Valuation Date, Counterparty may request in writing that each Seller provide it with additional funding of up to $1,000,000 (for an aggregate of $2,000,000), subject to the terms of the Forward Purchase Agreement (the “Additional Funds”). If a Seller provides Additional Funds to Counterparty, that Seller may deliver to Counterparty a Number of Shares Adjustment Notice, the effect of which is to reduce the Number of Shares by the number of shares specified in that notice with aggregate proceeds equal to the Additional Funds the Seller provided.

On September 15, 2023, the Company requested Additional Funds from Vellar in the amount of $1,000,000 notwithstanding that the Company was not eligible to submit a request for Additional Funds on such date pursuant to the terms of the Forward Purchase Agreement. On September 20, 2023, Vellar provided the Additional Funds in the amount of $1,000,000 to the Company.

On November 16, 2023, the Company received written notice from ARRT that the Valuation Date of the Forward Purchase Agreement with ARRT shall be deemed to be November 16, 2023, as a result of the occurrence of a Registration Failure due to a failure to have an effective registration statement as of 90 days following the date of ARRT’s registration request (which was August 16, 2023). Accordingly, all 1,050,000 shares that are subject to settlement under the terms of the Forward Purchase Agreement are not included in the calculation of the Settlement Amount and therefore, there is no Settlement Amount that is due from ARRT to the Company. Furthermore, as the Settlement Amount, after subtracting the Settlement Amount Adjustment, is a negative number, neither ARRT nor the Company shall be liable to the other party for any payment under the Cash Settlement Payment Date section of the Forward Purchase Agreement.

Notwithstanding the forgoing, as stated in the written notice, ARRT is open to not accelerating the Valuation Date to November 16, 2023 to allow for discussions with respect to the obligations owed under the Forward Purchase Agreement provided that there is an agreement that the rights of ARRT are as set forth above as of November 16, 2023, notwithstanding any registration statement becoming effective subsequent to such written notice while the parties are in discussions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: November 22, 2023